SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

CIFC CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12547R105

(CUSIP Number)

Andrew Intrater

DFR Holdings, LLC

c/o Renova U.S. Management LLC

900 Third Avenue, 19th Floor

New York, New York 10022

(212) 418-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12547R105	13D/A	Page 2 of 9

1.	NAME OF REPORTING PERSON: DFR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARED DISPOSITIVE POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.7%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 6 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 3 of 9

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.7%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 6 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 4 of 9

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARED DISPOSITIVE POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.7%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 6 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 5 of 9

1.	NAME OF REPORTING PERSON: Mayflower Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.7%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 6 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 6 of 9

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER:

20,790,817 shares of Common Stock, including (i) 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrant.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.7%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 6 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 7 of 9

This Amendment No. 6 on Schedule 13D (“Amendment No. 6”) amends and supplements the cover pages and Items 4 and 5 of the statement of beneficial ownership on Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 18, 2011, Amendment No. 2 to the Schedule 13D filed with the Commission on April 15, 2011, Amendment No. 3 to the Schedule 13D filed with the Commission on December 3, 2103, Amendment No. 4 to the Schedule 13D filed with the Commission on December 19, 2013 and Amendment No. 5 to the Schedule 13D filed with the Commission on December 31, 2013 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CIFC Corp., a Delaware corporation (the “Issuer”), filed on June 18, 2010 by and on behalf of (1) DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR Holdings, Bounty, Santa Maria and Mayflower, the “Reporting Persons”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On June 18, 2014, the Issuer notified DFR Holdings that the Issuer has elected to redeem $25 million aggregate principal amount of the convertible subordinated notes due December 9, 2017 (the “Convertible Notes”), which the Issuer issued on June 9, 2010 pursuant to that certain Senior Subordinated Convertible Note Agreement, dated as of March 22, 2010, among the Issuer and the Holders (as defined therein) (the “Convertible Note Agreement”), with such redemption effective as of July 13, 2014. The redemption price is the par amount of the Convertible Notes plus accrued interest through the redemption date, or $25,099,306. On June 18, 2014, DFR Holdings gave notice to the Issuer that DFR Holdings has exercised, as of July 12, 2014, its right to convert the Convertible Notes into approximately 4,132,231 of shares of Common Stock (the “Conversion Shares”), in accordance with the terms of the Convertible Note Agreement. Upon the issuance of the Conversion Shares, DFR Holdings will own approximately 18,790,817 shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 6, DFR Holdings directly holds 14,658,586 shares of Common Stock, which constitutes approximately 69.8% of the outstanding shares of Common Stock.1 However, DFR Holdings may be deemed to beneficially own 20,790,817 shares of Common Stock, which constitutes approximately 76.7% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.2 Of these shares of Common Stock, (i) 14,658,586 shares are shares of Common Stock directly held by DFR Holdings, (ii) 4,132,231 shares are shares of Common Stock issuable by the Issuer to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes and (iii) 2,000,000 shares of Common Stock issuable by the Issuer to DFR Holdings upon exercise of the Warrant held by DFR Holdings.

[1]	Based on 20,989,955 shares of Common Stock outstanding as of May 2, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2014 (the “Quarterly Report”).
[2]	Based on 27,122,185 shares of Common Stock outstanding, which include (i) 20,989,955 shares of Common Stock outstanding as of May 2, 2014 as reported in the Quarterly Report, (ii) 4,132,231 shares of Common Stock issuable to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that are subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement and (iii) 2,000,000 shares of Common Stock issuable to DFR Holdings upon exercise of the Warrant.

CUSIP No. 12547R105	13D/A	Page 8 of 9

Due to their relationships with each other and with DFR Holdings, each of Bounty, Santa Maria, Mayflower and TZ may also be deemed to be the beneficial owners of the 20,790,817 shares of Common Stock beneficially owned by DFR Holdings.

Upon the issuance of the Conversion Shares, DFR Holdings will directly hold approximately 18,790,817 shares of Common Stock, representing 69.3% of the outstanding Shares of the Issuer, and will beneficially own an additional 2,000,000 shares of Common Stock issuable to DFR Holdings upon exercise of the Warrant, collectively representing 76.7% of the outstanding Shares of the Issuer.

(b) Each Reporting Person may be deemed to have shared voting power with respect to 20,790,817 shares of Common Stock, including (i) 14,658,586 shares of Common Stock, (ii) 4,132,231 shares of Common Stock issuable upon the conversion of $25 million in aggregate principal amount of the Convertible Notes owned by DFR Holdings and (iii) 2,000,000 shares of Common Stock issuable to DFR Holdings upon exercise of the Warrant. Each Reporting Person may be deemed to have shared dispositive and investment power with respect to 20,790,817 shares of Common Stock, including (i) 14,658,586 shares of Common Stock, (ii) 4,132,231 shares of Common Stock issuable upon the conversion of $25 million in aggregate principal amount of the Convertible Notes owned by DFR Holdings and (iii) 2,000,000 shares of Common Stock issuable to DFR Holdings upon exercise of the Warrant. None of the Reporting Persons owns any shares of Common Stock over which it has sole voting, disposition or investment power.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated as of June 23, 2014, by and among the Reporting Persons.*

*	Filed herewith.

CUSIP No. 12547R105	13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2014

DFR HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Managing Member

BOUNTY INVESTMENTS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

MAYFLOWER TRUST

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact